

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 26, 2012

<u>Via U.S. Mail</u>
Mr. George Glasier
President and Chief Executive Officer
American Strategic Minerals Corporation
31161 Highway 90
Nucla, CO 81424

        Re: American Strategic Minerals Corporation
                    Current Report on Form 8-K
                    Filed January 31, 2012
                    File No. 333-171214

Dear Mr. Glasier:

        We have completed our review of the filing and related filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Very truly yours,

                            /s/ Craig E. Slivka, for

                            Pamela A. Long
                            Assistant Director

cc: <u>Via Facsimile</u>
        Harvey J. Kesner, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway, 32nd Floor
        New York, NY 10006